SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

218730109

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene W. McDermott, Jr.

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 218730109	Schedule 13D	Page 2 of 23

1		name of reporting person HealthCor Management, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 19,981,655
	9	sole dispositive power 0
	10	shared dispositive power 19,981,655
11		aggregate amount beneficially owned by each reporting person 19,981,655
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 10.7%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 3 of 23

1		name of reporting person HealthCor Associates, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 19,981,655
	9	sole dispositive power 0
	10	shared dispositive power 19,981,655
11		aggregate amount beneficially owned by each reporting person 19,981,655
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 10.7%
14		type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 4 of 23

1		name of reporting person HealthCor Hybrid Offshore Master Fund, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Cayman Islands
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 19,981,655
	9	sole dispositive power 0
	10	shared dispositive power 19,981,655
11		aggregate amount beneficially owned by each reporting person 19,981,655
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 10.7%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 5 of 23

1		name of reporting person HealthCor Hybrid Offshore GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 19,981,655
	9	sole dispositive power 0
	10	shared dispositive power 19,981,655
11		aggregate amount beneficially owned by each reporting person 19,981,655
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 10.7%
14		type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 6 of 23

1		name of reporting person HealthCor Group, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 19,981,655
	9	sole dispositive power 0
	10	shared dispositive power 19,981,655
11		aggregate amount beneficially owned by each reporting person 19,981,655
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 10.7%
14		type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 7 of 23

1		name of reporting person HealthCor Partners Management, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 32,500,478
	9	sole dispositive power 0
	10	shared dispositive power 32,500,478
11		aggregate amount beneficially owned by each reporting person 32,500,478
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 17.4%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 8 of 23

1		name of reporting person HealthCor Partners Management GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 32,500,478
	9	sole dispositive power 0
	10	shared dispositive power 32,500,478
11		aggregate amount beneficially owned by each reporting person 32,500,478
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 17.4%
14		type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 9 of 23

1		name of reporting person HealthCor Partners Fund, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 17,090,941
	9	sole dispositive power 0
	10	shared dispositive power 17,090,941
11		aggregate amount beneficially owned by each reporting person 17,090,941
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 9.1%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 10 of 23

1		name of reporting person HealthCor Partners, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 17,090,941
	9	sole dispositive power 0
	10	shared dispositive power 17,090,941
11		aggregate amount beneficially owned by each reporting person 17,090,941
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 9.1%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 11 of 23

1		name of reporting person HealthCor Partners II, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 15,409,537
	9	sole dispositive power 0
	10	shared dispositive power 15,409,537
11		aggregate amount beneficially owned by each reporting person 15,409,537
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 8.2%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 12 of 23

1		name of reporting person HealthCor Partners Fund II, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 15,409,537
	9	sole dispositive power 0
	10	shared dispositive power 15,409,537
11		aggregate amount beneficially owned by each reporting person 15,409,537
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 8.2%
14		type or report person PN

CUSIP 218730109	Schedule 13D	Page 13 of 23

1		name of reporting person HealthCor Partners GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 32,500,478
	9	sole dispositive power 0
	10	shared dispositive power 32,500,478
11		aggregate amount beneficially owned by each reporting person 32,500,478
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 17.4%
14		type or report person OO – limited liability company

CUSIP 218730109	Schedule 13D	Page 14 of 23

1		name of reporting person Arthur Cohen
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization United States
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 52,482,133
	9	sole dispositive power 0
	10	shared dispositive power 52,482,133
11		aggregate amount beneficially owned by each reporting person 52,482,133
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 28.1%
14		type or report person IN

CUSIP 218730109	Schedule 13D	Page 15 of 23

1		name of reporting person Joseph Healey
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization United States
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 52,482,133
	9	sole dispositive power 0
	10	shared dispositive power 52,482,133
11		aggregate amount beneficially owned by each reporting person 52,482,133
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 28.1%
14		type or report person IN

CUSIP 218730109	Schedule 13D	Page 16 of 23

1		name of reporting person Jeffrey C. Lightcap
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization United States
number of shares beneficially owned by each reporting	7	sole voting power 0
person with	8	shared voting power 32,500,478
	9	sole dispositive power 0
	10	shared dispositive power 32,500,478
11		aggregate amount beneficially owned by each reporting person 32,500,478
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 17.4%
14		type or report person IN

CUSIP 218730109	Schedule 13D	Page 17 of 23

Schedule 13D

This beneficial ownership statement on Schedule 13D (the “Statement”) is filed on behalf of HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP LLC, HealthCor Partners Fund LP, HealthCor Partners L.P., HealthCor Partners II L.P., HealthCor Partners Fund II, L.P., HealthCor Partners GP, LLC, Arthur Cohen, Joseph Healey and Jeffrey C. Lightcap, and relates to the shares of Common Stock of Corindus Vascular Robotics, Inc., par value $0.0001 per share (the “Common Stock”).

This Statement also serves as Amendment No. 1 to the beneficial ownership statement on Schedule 13G relating to the Common Stock filed on February 16, 2016 by the Reporting Persons under Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The investment under the Securities Purchase Agreement described under Item 6 below represents more than two percent (2%) of the outstanding Common Stock.

Item 1.	Security and Issuer.

Corindus Vascular Robotics, Inc. (the “Issuer”) is a Delaware corporation. Its principal executive offices are located at 309 Waverly Oaks Road, Suite 105, Waltham, Massachusetts 02452. This Statement relates to the shares of Common Stock as described herein.

Item 2.	Identity and Background.

(a)-(b) This filing is made on behalf of:

(i)	HealthCor Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Management”);

(ii)	HealthCor Associates, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Associates”);

(iii)	HealthCor Hybrid Offshore Master Fund, L.P., a Cayman Islands limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Hybrid Fund”);

(iv)	HealthCor Hybrid Offshore GP, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Hybrid GP”);

(v)	HealthCor Group, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Group”);

(vi)	HealthCor Partners Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Partners Management”);

(vii)	HealthCor Partners Management GP LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“Partners Management GP”);

(viii)	HealthCor Partners Fund LP, a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“HCP Fund”);

(ix)	HealthCor Partners L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“HCPLP”);

CUSIP 218730109	Schedule 13D	Page 18 of 23

(x)	HealthCor Partners II L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“HCP2LP”);

(xi)	HealthCor Partners Fund II, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“HCPII Fund”);

(xii)	HealthCor Partners GP, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019 (“HCPGP”);

(xiii)	Arthur Cohen, 12 South Main Street, #203 Norwalk, CT 06854;

(xiv)	Joseph Healey, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019; and

(xv)	Jeffrey C. Lightcap, 701 East Bay Street, Suite 516 Charleston SC 29403.

Mr. Healey, Mr. Cohen and Mr. Lightcap are all United States citizens. The persons at (i) through (xv) above are collectively referred to herein as the “Reporting Persons”. HCP Fund, HCPII Fund and Hybrid Fund are collectively referred to herein as the “Funds”.

(c)          HCP Fund is a private investment partnership. HCPLP serves as its general partner. HCPGP serves as the general partner of HCPLP.

HCPII Fund is a private investment partnership. HCP2LP serves as its general partner. HCPGP serves as the general partner of HCP2LP.

Partners Management serves as the investment manager of both HCP Fund and HCPII Fund. Partners Management GP serves as the general partner of Partners Management.

Arthur Cohen, Joseph Healey and Jeffrey C. Lightcap are the managing members of Partners Management GP and HCPGP.

Hybrid Fund is a private investment partnership. Hybrid GP serves as its general partner. Group is the general partner of Hybrid GP. Management serves as the investment manager of Hybrid Fund, and Associates serves as the general partner of Management.

Arthur Cohen and Joseph Healey are managing members of Associates and Group. The principal occupation of each of Messrs. Cohen, Healey and Lightcap is portfolio manager.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Information with respect to the jurisdictions of incorporation or, if applicable, citizenship of the Reporting Persons is set forth above.

CUSIP 218730109	Schedule 13D	Page 19 of 23

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds made various equity investments in the preferred stock of Corindus, Inc. between March 2008 and December 2012. The total purchase price for such investment securities was $46,675,629. Immediately prior to the consummation of the transactions contemplated by the Securities Exchange and Acquisition Agreement dated August 5, 2014 by and between the Issuer and Corindus, Inc. (the “Exchange Agreement”), all outstanding shares of preferred stock of Corindus, Inc. were converted into common stock of Corindus, Inc., which were then exchanged for the Common Stock of the Issuer under the terms of the Exchange Agreement. Immediately following such exchange, the Reporting Persons collectively could be deemed to beneficially own 44,924,697 shares of the Issuer’s Common Stock, representing 17,090,941 shares held directly by HCP Fund, 7,852,101 shares held directly by HCPII Fund, and 19,981,655 shares held directly by Hybrid Fund. The registration of the Common Stock under Section 12(b) of the Exchange Act subsequently became effective on May 27, 2015.

On February 28, 2017, HCPII Fund executed the Securities Purchase Agreement described under Item 6 below, relating to the purchase by HCPII Fund of an additional 7,557,437 shares of Common Stock from the Issuer in a private placement for a purchase price of $5 million.

The Reporting Persons funded the acquisitions of the Common Stock, and the prior acquisitions of equity securities of Corindus, Inc., with funds available for investment. Items 4 through 6 are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Funds have acquired securities of the Issuer for investment purposes, except as otherwise stated herein.  The Reporting Persons intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including without limitation price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Funds and general stock market and economic conditions, the Funds may determine to increase their investment or sell all or part of their investment in the Issuer through open market transactions, privately negotiated transactions, a tender or exchange offer, or otherwise.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities. See Item 6 for a description of certain registration rights agreements by and among the Issuer, the Funds and certain third parties.

In accordance with the terms of the funding agreements between the Funds and Corindus, Inc., the Funds designated Mr. Lightcap and Michael Y. Mashaal, M.D. as representatives of the Funds on the Board of Directors of Corindus, Inc. Upon the consummation of the Exchange Agreement in August 2014, Mr. Lightcap and Dr. Mashaal were subsequently named to the Issuer’s Board of Directors. Mr. Lightcap currently serves as the non-executive chair of the Issuer’s Board of Directors. Dr. Mashaal resigned from the Board of Directors effective upon the execution of the Securities Purchase Agreement, which was on February 28, 2017.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)          Collectively, the Reporting Persons beneficially own an aggregate of 52,482,133 shares of Common Stock. This aggregate amount represents approximately 28.1% of the Issuer’s outstanding common stock, based upon 119,025,221 shares outstanding as of November 4, 2016, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 9, 2016, as adjusted to give effect to the issuance of 67,941,346 shares of Common Stock in the private placement described under Item 6 and disclosed in the Issuer’s Current Report on Form 8-K filed on March 1, 2017.

Of this amount:

(i)          HCP Fund is the beneficial owner of 17,090,941 shares of Common Stock;

CUSIP 218730109	Schedule 13D	Page 20 of 23

(ii)         By virtue of their relationship to HCP Fund, described in more detail in Item 2 of this Statement, each of HCPLP, HCPGP, Partners Management, Partners Management GP and Messrs. Cohen, Healey and Lightcap may be deemed to share beneficial ownership with HCP Fund of that portion of the shares of Common Stock beneficially owned by HCP Fund;

(iii)        HCPII Fund is the beneficial owner of 15,409,537 shares of Common Stock;

(iv)        By virtue of their relationship to HCPII Fund, described in more detail in Item 2 of this Statement, each of HCP2LP, HCPGP, Partners Management, Partners Management GP and Messrs. Cohen, Healey and Lightcap may be deemed to share beneficial ownership with HCPII Fund of that portion of the shares of Common Stock beneficially owned by HCPII Fund;

(v)         Hybrid Fund is the beneficial owner of 19,981,655 shares of Common Stock; and

(vi)        By virtue of their relationship to Hybrid Fund, described in more detail in Item 2 of this Statement, each of Hybrid GP, Group, Management, Associates and Messrs. Cohen and Healey may be deemed to share beneficial ownership with Hybrid Fund of that portion of the shares of Common Stock beneficially owned by Hybrid Fund.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock owned by the Funds. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership. In addition, the Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)         The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)          Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On February 28, 2017, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a number of accredited investors, including HCPII Fund, for the private placement of its Common Stock. The transactions contemplated by the Securities Purchase Agreement are expected to be consummated on or about March 15, 2017 (the “Closing”), subject to standard closing conditions. Under the Securities Purchase Agreement, HCPII Fund will purchase, and the Issuer will sell to HCPII Fund, 7,557,436 shares of its Common Stock at a purchase price of $0.6616 per share, for an aggregate purchase price of $5,000,000.

Registration Rights Agreements

Under the Securities Purchase Agreement, the parties have agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) prior to Closing under which the Issuer will agree, subject to the terms and conditions outlined therein, to register the resale of the Common Stock sold under the Securities Purchase Agreement by filing a resale registration statement with the Securities and Exchange Commission within 45 days of the Closing, and using its commercially reasonable efforts to have it declared effective within 90 days of the Closing, subject to possible extension as provided therein, and to keep such registration statement effective for so long as the shares of Common Stock sold under the Securities Purchase Agreement remain restricted securities under the Securities Exchange Act of 1933, as amended, and applicable rules thereunder. If the Issuer determines to file a registration statement covering its equity securities for its own account or for the account of others at a time when there is not an effective resale registration statement covering the shares of Common Stock sold under the Securities Purchase Agreement, the Issuer will agree to include such shares in the registration statement then filed, subject to the terms of the Registration Rights Agreement.

CUSIP 218730109	Schedule 13D	Page 21 of 23

In connection with the Exchange Agreement, the Issuer, the Funds and certain other shareholders of the Issuer also entered into a Demand Registration Rights Agreement dated as of August 8, 2014 (the “Demand Registration Rights Agreement”). Subject to the terms and conditions of the Demand Registration Rights Agreement, the Funds or the other shareholder parties thereto may make a written demand upon the Issuer to register the shares of Common Stock that were issued to such parties under the Exchange Agreement. The Funds are limited to three demand registrations under the Demand Registration Rights Agreement. The Funds and the other shareholder parties also have the right to have the shares of Common Stock that are subject to the Demand Registration Rights Agreement included in any registration statement filed by the Issuer for its own account or for the account of other shareholders, subject to certain exceptions. The Funds’ and other shareholder parties’ rights under the Demand Registration Rights Agreement will terminate on the tenth anniversary of such agreement, or if earlier, on the date all shares subject to the agreement are sold or may be sold without limitation under Rule 144 under the Securities Act of 1933, as amended.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated by reference into this Item 7.

CUSIP 218730109	Schedule 13D	Page 22 of 23

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:	March 8, 2017

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By:	HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR HYBRID OFFshore gp, llc
for itself and as general partner on behalf of
HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partners, L.P.
for itself and as general partner on behalf of
HEALTHCOR PARTNERS FUND, LP

By:	HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partners II, L.P.
for itself and as general partner on behalf of
HEALTHCOR PARTNERS FUND II, LP

By:	HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

CUSIP 218730109	Schedule 13D	Page 23 of 23

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partners management gp, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

HEALTHCOR partNers gp, LLC

By:	/s/ Anabelle P. Gray
Name:	Anabelle P. Gray
Title:	General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

ARTHUR COHEN, Individually

/s/ Arthur Cohen

JOSEPH HEALEY, Individually

/s/ Joseph Healey

EXHIBIT INDEX

Exhibit 1	Securities Purchase Agreement dated as of February 28, 2017, between Corindus Vascular Robotics, Inc. and the parties identified therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2017).

Exhibit 2	Form of Registration Rights Agreement (incorporated by reference to Exhibit B to the Securities Purchase Agreement).

Exhibit 3	Demand Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on August 6, 2014).

Exhibit 99	Joint Filing Agreement (filed herewith).